Exhibit 99.1

Company Contact Information:	External Investor Relations Contacts:
Gil Efron, CFO	Ehud Helft / Kenny Green
Tel: +972 8 861 0000	Tel: 1 866 704 6710
Email: investors@RRsat.com

For Immediate Release

RRSAT CHOSEN BY SWEDISH NATIONAL TELEVISION (SVT) TO TRANSMIT TV CHANNEL OVER EUROPE

OMER, Israel – March 4, 2008 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a rapidly growing provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, announced today that SVT, Sveriges Television (Swedish Television), Sweden’s public television broadcasting service has chosen RRsat to expand its coverage all over Europe.

Over the past three years RRsat has been distributing the SVT channel over its Global Network to Asia through the Thaicom-5 Satellite. Under the current agreement, RRsat also distributes the SVT channel to Europe, Northern Africa & the Middle East through the Direct-To-Home distribution network, over Eurobird-9 satellite.

“After using RRsat´s turnaround services since 2005 for SVT Europa´s Direct-To-Home distribution to Asia, Australia and Africa, we are very pleased to expand our cooperation with RRsat to include Direct-To-Home services through Eurobird-9 satellite to Europe, Northern Africa and the Middle East”, said Riffa Hänninen, Head of SVT Europa, the international channel of the Swedish public service broadcaster SVT.

“We are very pleased that SVT, the Swedish national television, has chosen RRsat to expand its channels coverage to be accessible throughout Europe, Northern Africa and the Middle East over the Eurobird-9 satellite, our rapidly expanding Direct-To-Home and cable platform,” commented Lior Rival, VP Sales and Marketing of RRsat. “Once again, RRsat, leveraging its broad global network and leading fiber infrastructure, will enable the channel to be reached by millions of new households.”

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through its proprietary “RRsat Global Network,” composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, RRsat is able to offer high-quality and flexible global distribution services for content providers. RRsat’s comprehensive content management services include producing and playing out TV content as well as providing satellite newsgathering services (SNG). RRsat concurrently provide these services to more than 400 television and radio channels, covering more than 150 countries. Visit the company’s website www.RRsat.com for more information.

About Sveriges Television (SVT)
Sveriges Television (SVT) is the Swedish public service television company. The official start took place on 4th September 1956 so last year marked the celebration of the first 50 years! But it was a flying start, the culmination of several years’ trial programme transmissions. In 1969 a second national channel was added. Today SVT operates six channels – five national, SVT1, SVT2, SVT24, Barnkanalen (a children’s channel) and together with UR, Kunskapskanalen, and one international, SVT Europa.

Safe Harbor Statement

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to expand our client base and sell additional services to our existing client base, and (iii) our ability to report future successes. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2006 and our Current Reports on Form 6-K.

Information in this press release concerning Sveriges Television (SVT) has been provided by Sveriges Television (SVT) and has not been independently verified by RRsat.